

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2024

James C. Flores
Chairman and Chief Executive Officer
Sable Offshore Corp.
700 Milam Street, Suite 3300
Houston, TX 77002

      Re: Sable Offshore Corp.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed April 12, 2024
          File No. 333-277072

Dear James C. Flores:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2024 letter.

Amendment No. 1 to Form S-1

Liquidity and Capital Resources, page 87

1.   We note your response to prior comment 5. Please revise to disclose that the PIPE investor that subscribed for $125,000,000 informed the company that it would not be able to fund the subscribed amount.

Exhibits

2.   We note that you have revised the registration statement to include 1,024,900 public warrants. Please instruct your counsel to revise the opinion accordingly.

      Please contact Anuja A. Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Maierson